EG&S LLP/DRAFT/

February 6, 2020

1345 AVENUE OF THE AMERICAS, 11th FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

February 21, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Ran Daniel

Re:	Cuentas, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed December 10, 2019
File No.000-54923

Dear Mr. Daniel:

On behalf of our client Cuentas, Inc (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on January 6, 2020, regarding the Preliminary Proxy Statement on Schedule 14A submitted to the Commission on December 10, 2019 (the “Proxy”).

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Preliminary Proxy Statement on Schedule 14A filed December 10, 2019

General

1.	We note that certain proposals relate to your authorized capital stock. However, it is difficult to discern the current number of authorized shares based upon your previous disclosures and your charter amendments filed on EDGAR. For example, we note that while page F-20 of your form 10-K for the fiscal year ended December 31, 2016 discloses that you amended your Articles of Incorporation to decrease your authorized number of common shares from 9,500,000,000 to 360,000,000, it does not appear that the corresponding charter amendment has been filed as an exhibit on EDGAR. Similarly, we note that while the Definitive Proxy Statement filed on June 29, 2018 relates to a charter amendment to authorize blank check preferred stock, it does not appear that the amendment was subsequently filed as an exhibit. Please tell us where the charter amendments authorizing 360,000,000 shares of common stock and 50,000,000 shares of ‘blank check” preferred stock have been filed. Note that you are required to file full and complete copies of all charter documents, as amended.

Mr. Ran Daniel

February 21, 2020

In response to the Staff’s comment, the Company has filed a Current Report on Form 8-K on February 21, 2020 with the Company’s Certificate of Incorporation and all amendments thereto filed to date. The 8-K is attached hereto as Exhibit A for convenience.

2.	Please revise your description of the proposal to amend and restate the company’s bylaws to discuss each proposed change in greater detail. Your revised disclosure should clearly state how the amended and restated bylaws would differ from the current bylaws and how the proposed changes would ensure that your bylaws and “more consistent” with Florida law.

In response to the Staff’s comment, the Company has included language in the Proxy, including a comparison of the material differences between the amended and restated bylaws and the company’s current bylaws under the section titled “Proposal 2: Approval of an Amendment and Restatement of Cuentas, Inc. Bylaws.”

We thank the Staff for its review of the foregoing and Proxy. If you have further comments, please feel free to contact the undersigned at dselengut@egsllp.com or by telephone at (212) 370-1300.

Sincerely,
/s/ David Selengut
David Selengut